UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TCW DIRECT LENDING VIII LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Limited Liability Company Units

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Andrew Bowden, Esq.

Executive Vice President and General Counsel

The TCW Group, Inc.

515 South Flower Street

Los Angeles, CA 90071

(213) 244-0000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of

Filing Persons)

Copy to:

Vadim Avdeychik, Esq.

Debevoise & Plimpton LLP

66 Hudson Boulevard

New York, NY 10001

(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by TCW Direct Lending VIII LLC (“DL VIII”), a Delaware limited liability company that is a closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). This Schedule TO relates to the offer to exchange outstanding common limited liability company units of DL VIII (“Units”) that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer (the “Exchange Offer”) for an equivalent number of limited liability company units of TCW Specialty Lending LLC (the “Perpetual Fund”), a Delaware limited liability company and wholly owned subsidiary of DL VIII that will operate as a closed-end, non-diversified management investment company and will elect to be regulated as a BDC under the 1940 Act, upon the terms and subject to the conditions set forth in the offer to exchange dated January 14, 2026 (the “Offer to Exchange”), the related subscription agreement (the “Subscription Agreement”) and in the related letter of transmittal and instructions thereto (“Letter of Transmittal”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Exchange, the Subscription Agreement and the Letter of Transmittal is hereby incorporated by reference in answer to all the items of this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

The information set forth under the headings “Questions and Answers about the Exchange Offer” and “Summary” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is TCW Direct Lending VIII LLC. Its principal executive office is located at 200 Clarendon Street, 19th Floor, Boston, MA 02116 and its telephone number at such office is (617) 936-2275.

(b) Securities. The subject securities in the Exchange Offer are limited liability company units of DL VIII. Reference is made to the information set forth under the heading “Description of Units of DL VIII” in the Offer to Exchange, which is incorporated herein by reference.

(c) Trading Market and Price. There is no established trading market for the Units.

Item 3. Identity and Background of Filing Person

(a) Name and Address. TCW Direct Lending VIII LLC is the filing person and its address and telephone number are set forth under Item 2(a) above. Reference is made to the information set forth under the headings “Summary—The Companies,” “Management of DL VIII,” “Management and Other Agreements of DL VIII,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Party Transactions” in the Offer to Exchange, which is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The material terms of the transaction are described in the information under the headings “Questions and Answers about the Exchange Offer,” “Summary,” “Comparative Fees and Expenses,” “The Split-Off Transaction,” “The Exchange Offer,” “Description of Units of the Perpetual Fund,” “Comparison of Unitholders’ and Perpetual Fund Unitholders’ Rights,” “Comparison of Principal Terms of DL VIII and the Perpetual Fund,” “Description of New Subscription Agreement,” “Business of the Perpetual Fund,” “Management of the Perpetual Fund,” “Management and Other Agreements of the Perpetual Fund” and “Material U.S. Federal Income Tax Considerations” in the Offer to Exchange, which is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all unitholders who validly tender and do not validly withdraw their Units prior to the expiration date in a jurisdiction where the Exchange Offer is permitted. Therefore, the directors and executive officers of DL VIII that are unitholders may participate in the Exchange Offer on the same terms and conditions as the other unitholders. Reference is made to the information set forth under the headings “Questions and Answers About the Exchange Offer—Who may participate in the exchange offer?” and “Certain Relationships and Related Party Transactions—Participation of Related Parties in the Exchange” in the Offer to Exchange, which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth under the heading “Management and Other Agreements of DL VIII,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Party Transactions” in the Offer to Exchange is incorporated herein by reference. Except as set forth therein, DL VIII does not know of any agreement, arrangement, understanding or relationship relating, directly or indirectly, to the Exchange Offer (whether or not legally enforceable), between DL VIII, any of its executive officers or directors, any person controlling DL VIII or any officer or director of any corporation ultimately in control of DL VIII and any other person with respect to DL VIII’s securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. Information regarding the purpose of the transaction is described in the information under the headings “Summary—Reasons for the Exchange Offer” and “The Split-Off Transaction” in the Offer to Exchange, which is incorporated herein by reference.

(b) Use of Securities Acquired. Units validly tendered and not validly withdrawn prior to the expiration date of the Exchange Offer that are accepted for exchange by the Company will be canceled upon settlement of the Exchange Offer. Further information regarding the treatment of Units acquired pursuant to the Exchange Offer is incorporated herein by reference from the Offer to Exchange under the heading “The Split-Off Transaction—Accounting Treatment.”

(c) Plans. The information set forth under the headings “The Split-Off Transaction,” “Dividend and Distribution Information,” “Description of Certain Indebtedness of DL VIII and the Perpetual Fund,” “Capitalization,” “Business of DL VIII” and “Description of Units of DL VIII” in the Offer to Exchange is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth under the headings “The Exchange Offer,” “Description of Certain Indebtedness of DL VIII and the Perpetual Fund” and “Description of Units of the Perpetual Fund” in the Offer to Exchange is incorporated herein by reference.

(b) Conditions. The information set forth under the heading “The Exchange Offer—Conditions to Completion of the Exchange Offer” in the Offer to Exchange is incorporated herein by reference. There are no alternative financing arrangements or alternative financing plans in the event that the funds set forth in Item 7(a) are insufficient or unavailable.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth under the headings “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Party Transactions—Participation of Related Parties in the Exchange” in the Offer to Exchange is incorporated herein by reference.

(b) Securities Transactions. The information set forth under the heading “Certain Relationships and Related Party Transactions” in the Offer to Exchange is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth under the headings “The Split-Off Transaction—No Recommendation” and “Management of DL VIII” in the Offer to Exchange is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The information set forth under the heading “Incorporation by Reference” in the Offer to Exchange is incorporated herein by reference. The information set forth under the heading “Part

II—Item 8. Financial Statements and Supplementary Data” (including the “Notes to Consolidated Financial Statements” included therein) in DL VIII’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 27, 2025, is incorporated herein by reference. The information set forth under the heading “Part I—Item 1. Financial Statements” (including the “Notes to Consolidated Financial Statements (unaudited)” included therein) in DL VIII’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the SEC on November 12, 2025, is incorporated herein by reference. The Perpetual Fund is a business combination related shell company and has been newly created to effect the Exchange Offer and has not conducted any activities since its formation.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth under the headings “Management of DL VIII,” “Management and Other Agreements of DL VIII” and “Certain Relationships and Related Party Transactions” in the Offer to Exchange is incorporated herein by reference.

(2)

The information set forth under the headings “The Split-Off Transaction—Regulatory Considerations,” “The Split-Off Transaction—Exemptive Relief” and “Regulation” in the Offer to Exchange is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b) Other Material Information. The information set forth in the Offer to Exchange, the Letter of Transmittal, the Investor Presentation and the Summary Term Sheet, which are filed herewith as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(J) and (a)(1)(K) respectively, and the terms set forth in the New Subscription Agreements, which are filed herewith as Exhibits (a)(1)(F)(i) and (a)(1)(F)(ii), are incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, dated January 14, 2026

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter to Unitholders, dated January 14, 2026

(a)(1)(D)	Email to Unitholders, dated January 14, 2026

(a)(1)(E)	Notice of Withdrawal

(a)(1)(F)(i)	New Subscription Agreement and Investor Questionnaire (Institutional)

(a)(1)(F)(ii)	New Subscription Agreement and Investor Questionnaire (Individual)

(a)(1)(G)	Certificate of Formation of TCW Specialty Lending LLC

(a)(1)(H)	Limited Liability Company Agreement of TCW Specialty Lending LLC

(a)(1)(I)	Amended and Restated Limited Liability Company Agreement of TCW Specialty Lending LLC

(a)(1)(J)	Investor Presentation, dated January 14, 2026

(a)(1)(K)	Summary Term Sheet, dated January 14, 2026, relating to the Exchange Offer

(b)	Not applicable

(d)(1)	Investment Advisory and Management Agreement, dated January 21, 2022, between TCW Direct Lending VIII LLC and TCW Asset Management Company LLC (incorporated by reference to Exhibit 10.1 of TCW Direct Lending VIII LLC’s Annual Report on Form 10-K/A, filed with the U.S. Securities and Exchange Commission on April 28, 2022)

(d)(2)	Administration Agreement, dated January 21, 2022, between TCW Direct Lending VIII LLC and TCW Asset Management Company LLC (incorporated by reference to Exhibit 10.2 of TCW Direct Lending VIII LLC’s Annual Report on Form 10-K/A, filed with the U.S. Securities and Exchange Commission on April 28, 2022)

(d)(3)	Form of Investment Advisory and Management Agreement between TCW Specialty Lending LLC and TCW Asset Management Company LLC

(d)(4)	Form of Administration Agreement between TCW Specialty Lending LLC and TCW Asset Management Company LLC

(e)	Not applicable

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2026

TCW DIRECT LENDING VIII LLC

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Chief Financial Officer